
March 16, 2021

Jeffrey Williams
Chief Executive Officer
America's Car-Mart, Inc.
1805 North 2nd Street, Suite 401
Rogers, Arkansas 72756

> **Re: America's Car-Mart, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2020**
> **Filed June 24, 2020**
> **Form 10-Q for the Quarterly Period Ended January 31, 2021**
> **Filed March 5, 2021**
> **File No. 0-14939**

Dear Mr. Williams:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended January 31, 2021

Notes to Consolidated Financial Statements (Unaudited)
B Summary of Significant Accounting Policies
Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses, page 8

1. We note your disclosure on page 12 that you adopted ASU 2016-13, Financial Instruments – Credit Losses ("ASU 2016-13"), on May 1, 2020 and that you did not incur a material impact to your financial statements as a result of the adoption. Please respond to the following:
   - Describe the reasons for the lack of any material change in your allowance for credit losses upon the adoption of ASU 2016-13 in light of the fact that the standard eliminated the probable initial recognition threshold under the prior GAAP model, and instead requires an entity's current estimate of all expected credit losses.

- We note several places in your disclosure where you refer to losses "inherent" or "incurred" in the portfolio, over the remaining contractual lives. Please explain how these references capture your estimate of all expected credit losses over the contractual lives of the loans, and not just losses that have already been incurred.
- We note your disclosure on page 13 that you use a 12 month reasonable and supportable forecast period, and then revert back to historical loss information. Please tell us and disclose in future filings how you revert back to historical loss information. Please refer to ASC 326-20-30-9 and 326-20-50-11g.
- We note your disclosure on page 14 where you disclose the finance receivables outstanding at January 31, 2021 summarized by fiscal year of origination. However, we were unable to locate where you disclosed the credit quality indicator for your finance receivables by fiscal year of origination as required by ASC 326-20-50-6 and 326-20-55-7. Please advise, or revise future filings to include this information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services